July 30, 2014

VIA EDGAR CORRESPONDENCE

Ms. Stephanie Hui

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:	RidgeWorth Funds (“Registrant”)

Post-Effective Amendment No. 92 to the Registration Statement Filed on May 30, 2014

File Nos. 033-45671, 811-06557

Dear Ms Hui:

This letter responds to comments on the above-referenced Post-Effective Amendment that you provided by telephone on July 14, 2014, and July 22, 2014. Your comments have been summarized below, each of which is followed by the Registrant’s response.

1.	Summary Section of Prospectus – Large Cap Value Equity Fund, Mid Cap Value Equity Fund, Large Cap Growth Stock Fund, Small Cap Growth Stock Fund, Total Return Bond Fund, High Income Fund, Georgia Tax-Exempt Bond Fund, High Grade Municipal Bond Fund, Investment Grade Tax-Exempt Bond Fund, North Carolina Tax-Exempt Bond Fund, Short-Term Municipal Bond Fund, Virginia Intermediate Municipal Bond Fund and Short-Term Bond Fund, Ultra-Short Bond Fund and U.S. Government Securities Ultra-Short Bond Fund – Fees and Expenses of the Fund

Comment: The Registrant indicates that “Other Expenses” for each Fund have been restated to reflect current fees. Please explain why these fees have been restated.

Response: If the expenses of any share class of a Fund are expected to deviate by more than 5 bps in the current year from the expenses incurred as of the most recent fiscal year end, “Other Expenses” are restated for each of that Fund’s share classes in order to more accurately reflect the current fees which shareholders may expect to pay.

2.	Purchasing, Selling and Exchanging Fund Shares – Minimum/Maximum Purchases — A Shares, C Shares, I Shares and IS Shares - Prospectus

“Purchases of C Shares of a Fund requested in an amount of $1,000,000 or more will be converted to A Shares of that Fund.”

Comment: Please describe any fees that would result from this conversion. Please confirm if these fees will be waived.

Response: No fees will result from such a conversion. The Registrant will add disclosure stating such.

3.	Purchasing, Selling and Exchanging Fund Shares – Involuntary Sales of Your Shares — A Shares, C Shares and IS Shares - Prospectus

Comment: Please revise the disclosure to include the minimum balance for I Shares or confirm that I Shares are not subject to involuntary sales.

Response: The Registrant will add the requested disclosure.

4.	Summary Section of Prospectus –Total Return Bond Fund – Principle Investment Strategies

“The Fund may count the value of certain derivatives with investment grade fixed income characteristics towards its policy to invest, under normal circumstances, at least 80% of its net assets in fixed income securities.”

Comment: Please explain how the Fund calculates the value of derivatives for the purposes of its 80% investment policy.

Response: The Fund has not included the value of derivatives for the purposes of its 80% investment policy. Should the Fund begin doing so, it would use market value of the derivatives.

5.	Summary Section of Prospectus – Total Return Bond and High Income Fund – Principal Investment Risks

“Foreign Companies Risk: Dollar denominated securities of foreign issuers involve special risks such as economic or financial instability, lack of timely or reliable financial information and unfavorable political or legal developments. These risks are increased for investments in emerging markets.”

Comment: If investments in emerging markets are a principal investment strategy of each Fund, please revise the Principal Investment Strategies disclosure accordingly. Please also add disclosure to the prospectus describing which countries the Adviser considers to be emerging market countries. If investments in emerging markets are not a principal investment strategy, please revise the risk disclosure accordingly.

Response: The Registrant respectfully notes that the required disclosure is in the Principal Investment Strategies. The Registrant has added the additional requested disclosure to the section “More Information About Principal Risks.”

6.	Summary Section of Prospectus – High Income Fund, High Grade Municipal Bond Fund, Investment Grade Tax-Exempt Bond Fund, North Carolina Tax-Exempt Bond Fund and Short-Term Municipal Bond Fund – Fees and Expenses of the Fund

Comment: Please explain why Acquired Fund Fees or Expenses are disclosed in the annual operating expenses table for each Fund. If it is a principal investment strategy for a Fund to invest in other investment companies, please revise the Principal Investment Strategies disclosure accordingly.

Response: Our understanding is that any Acquired Fund Fees or Expenses of one basis point or more must be disclosed in the table. For the above listed Funds, investment in another investment company is generally for cash management or other temporary purposes and is not a principal investment strategy.

7.	Summary Section of Prospectus – High Grade Municipal Bond Fund and Investment Grade Tax-Exempt Bond Fund – Principle Investment Strategies

“The Subadviser may retain securities if the rating of the security falls below investment grade and the Subadviser deems retention of the security to be in the best interests of the Fund.”

Comment: Please confirm that securities rated below investment grade will be not be counted towards the Fund’s 80% investment policy.

Response: The Registrant so confirms.

8.	Summary Section of Prospectus – Virginia Intermediate Bond Fund – Principal Investment Strategies

Comment: Based on the name of the Fund, please revise disclosure to clarify that the Fund invests in “intermediate” municipal securities.

Response: The Registrant will add the requested disclosure.

9.	More Information – Prospectus

“Leverage may cause a Fund to be more volatile than if the Fund had not been leveraged. This is because leverage tends to exaggerate the effect of any increase or decrease on the value of a Fund’s portfolio securities. To limit leveraging risk, a Fund observes asset segregation requirements to cover fully its future obligations. By setting aside assets equal only to its net obligations rather than the full notional amount under certain derivative instruments, a Fund will have the ability to employ leverage to a greater extent than if it were required to segregate assets equal to the full notional value of such derivative instruments.”

Comment: Please explain the use of net obligations rather than the full notional amount for certain derivative instruments and confirm that this approach conforms with the requirement of the Investment Company Act of 1940, as amended.

Response: Each Fund maintains appropriate cover based on the daily profit and loss on cash settled derivatives, marked to market daily. Registrant believes this is consistent with Section 18(h) of the Investment Company Act of 1940 and IC Release 10666 (April 18, 1979).

10.	Management – Prospectus

“The Adviser has voluntarily undertaken to reduce and/or subsidize certain expenses of the Short-Term Bond Fund, to the extent necessary to maintain a minimum annualized yield of 0.00% for each of the Fund’s share classes.”

Comment: Please confirm whether the Adviser has the right to recapture any of the prior voluntary waivers or reimbursements. If so:

•	please revise the disclosure to indicate the number of years that the Adviser retains this right and to clarify the maximum amount of the voluntary waiver that may be recaptured;

•	please confirm in writing that the Registrant will file a supplement to the prospectus if the Adviser begins to recapture any of the voluntarily waived expenses;

•	please confirm that the Registrant will book an accrual if the Adviser begins to recapture any of the voluntarily waived expenses.

Response: The Adviser does not recapture any of the prior voluntary waivers or reimbursements.

*        *        *         *        *

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in this post-effective amendment and that it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States. The Registrant further acknowledges that staff comments or changes to disclosures in response to staff comments in this post-effective amendment do not foreclose the Securities and Exchange Commission from taking any action with respect to such filing.

I trust that the foregoing is responsive to each of your comments. Please do not hesitate to contact me at (617) 662-3153 if you have any questions concerning the foregoing.

Sincerely,

/s/ Timothy J. Burdick

Timothy J. Burdick

cc:	J. Short
J. O’Donnell

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